EXHIBIT 99.1

Caledonia Mining Corporation Plc: Caledonia files technical report on Blanket Mine

ST HELIER, Jersey, March 14, 2023 (GLOBE NEWSWIRE) -- Further to the announcement of Caledonia Mining Corporation Plc ("Caledonia" or "the Company") (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) on February 6, 2023 concerning an update to the NI 43-101 compliant mineral resources and reserves estimates at its 64 per cent owned subsidiary, the Blanket Mine in Zimbabwe ("Blanket"), Caledonia is pleased to announce that it has now filed a new NI 43-101 technical report1 on SEDAR in support of Blanket’s mineral resources and reserves estimates announced on February 6, 2023.

Highlights:

  Total measured and indicated mineral resources estimate at Blanket, inclusive of mineral reserves, of 1,095,000 ounces of gold in 10.72 million tonnes at 3.18g/t.
  Total mineral reserves estimate at Blanket of 395,000 ounces of gold in 3.94 million tonnes at 3.12g/t.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cenkos Securities plc (Nomad and Joint Broker) Adrian Hadden Neil McDonald Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9771 Tel: +44 131 220 9775

Liberum Capital Limited (Joint Broker) Scott Mathieson/Kane Collings	Tel: +44 20 3100 2000

BlytheRay Financial PR (UK) Tim Blythe/Megan Ray	Tel: +44 207 138 3204

3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

1 Refer to technical report entitled "NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe" prepared by Caledonia and Minxcon (Pty) Ltd dated March 13, 2023 and filed on SEDAR (www.sedar.com) on March 13, 2023. This news release has been approved by Mr Dana Roets (B Eng (Min.), MBA, Pr.Eng., FSAIMM, AMMSA), Chief Operating Officer, the Company's qualified person as defined by Canada's National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). The Company's independent qualified persons as defined by NI 43-101, Mr. Uwe Engelmann (BSc (Zoo. & Bot.), BSc Hons (Geol.), Pr.Sci.Nat. No. 400058/08, MGSSA) of Minxcon (Pty) Ltd, the qualified person responsible for resources; and Mr. Daan van Heerden B Eng (Min.), MCom (Bus. Admin.), MMC, Pr.Eng.,FSAIMM, AMMSA of Minxcon (Pty) Ltd, the qualified person responsible for reserves, have also approved this news release.